■ EX-99.1.
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: POSBRO
— Total Asset (KRW): 4,927,727,259
— Total Equity (KRW): 3,674,713,624
— Total Liabilities (KRW): 1,253,013,635
— Total Capital (KRW): 1,200,000,000
— Purpose of the company : to research, develop and sell WiBro Multi-player terminals such as PMP
2. Name of Company Group: POSCO
3. Reason for Addition: POSDATA, which is a subsidiary of POSCO, acquired 51% equities of POSBRO, WiBro terminal manufacturer, to procure WiBro terminal solutions.
4. Total number of affiliated companies after additional affiliation: 62
5. Date of Addition: January 3, 2007
6. Others
— The total amount invested by POSDATA is KRW 3,060 million. (1,224,000 common stocks)
— Date of Addition above means the date when money was paid.